EARTH SCIENCE TECH, INC.

8000 NW 31ST STREET, UNIT 19

DORAL, FL 33122

July 25, 2019

Jonathan Burr

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Earth Science Tech, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 10, 2019
File No. 333-230543

Dear Mr. Burr:

By letter dated July 24, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Earth Science Tech, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on July 10, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form S-1 filed July 10, 2019

General

1.	We note that if the receiver is not successful the company may be forced to liquidate its business and that this could result in a loss of the entire investment for the investors in this offering. Please clearly disclose this risk on the cover page of your prospectus.

Response: We have revised the prospectus accordingly to include disclosure that if the Company is not successful the Company may be forced to liquidate its business and that this could result in a loss of the entire investment for the investors in this offering.

2.	Please tell us whether the Nevada District Court has approved the equity line financing and the proposed resale offering. If the court has not approved, or is not required to approve, these transactions please tell us why court approval has not been obtained or is not required. In this regard, if court approval is not required, please provide us with the receiver’s legal authority to complete the transactions. Additionally, please provide us with the January 11, 2019 order for appointment of receiver issued by the Nevada District Court. We may have further comment.

Response: The Nevada District Court did not approve the equity line financing and the proposed resale offering, nor does it have to. Please see attached as Exhibit A the Nevada District Court order whereby the Nevada District Court appointed receiver is authorized to “…Borrow money, issue receiver’s certificates, incur debt, issue any class of stock, debenture or other financial instrument as required to finance the administration of estate….”

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Nickolas Tarbaue

Nickolas Tabraue

President

Earth Science Tech, Inc.

8000 NW 31st Street, Unit 19

Doral, FL 33122

Exhibit A

Electronically Filed
1/11/2019 1:34 PM
Steven D. Grierson
CLERK OF THE COURT

ORDR

Peter Dubowsky, Esq.
Nevada Bar No. 4972
Amanda C. Vogler-Heaton, Esq.
Nevada Bar No. 13609
DUBOWSKY LAW OFFICE, CHTD.
300 South Fourth Street
10th Floor – Suite 1020
Las Vegas, Nevada 89101
(702) 360-3500
Fax (702) 360-3515
peter@dubowskylaw.com
amanda@dubowskylaw.com
Attorneys for Petitioner

NEVADA DISTRICT COURT

CLARK COUNTY, NEVADA

In the Matter of EARTH SCIENCE TECH, INC.

Case No.: A-18-784952-C

Dept No.: Department 20

Date: January 9, 2019

Time: 8:30 a.m.

ORDER FOR WRIT OF INJUNCTION AND APPOINTMENT OF RECEIVER [NRS §78.630]

This matter having come on for hearing on the Petition of STRONGBOW ADVISORS, INC. AND, INDIVIDUALLY, ROBERT L. STEVENS, its President and authorized offer and director ("STRONGBOW" OR "STEVENS") for a Writ of Injunction and Appointment of Receiver ("Application") at the above date and time, and the Court having reviewed the pleadings and documents on file herein, and the Court finding that EARTH SCIENCE TECH, INC. ("EARTH SCIENCE" OR DEFENDANT CORPORATION") recently becoming an insolvent corporation is in danger of waste,

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sacrifice or loss through attachment, foreclosure and further litigation, and that STRONGBOW ADVISORS, INC., AND ROBERT L. STEVENS, INDIVIDUALLY, as a privately appointed Receiver by Mr. Tabraue, Chairman of the Board, the unanimity of the Board of Directors and Mr. El-Cheikh Mohammad, an individual shareholder and majority debt holder, and as the sole officer and director for the corporation EARTH SCIENCE TECH, INC. and having properly applied to this Court to have a Receiver appointed for the Defendant Corporation, and good cause appearing, and there being no opposition filed thereto, and pursuant to E.D.C.R 2.23, therefore, it is hereby

ORDERED that Plaintiff, STRONGBOW ADVISORS, INC.'S Writ of Injunction and Application for Receiver is GRANTED in its entirety; and it is further

ORDERED that Robert L. Stevens, is appointed as receiver for EARTH SCIENCE TECH, INC.; and it is further

ORDERED that, pursuant to N.R.S. §78.630, Plaintiff, STRONGBOW ADVISORS, INC., through the appointed Receiver, Robert L. Stevens, is granted the authority to conduct business of EARTH SCIENCE TECH, INC., the Defendant Corporation; and to take charge of the estate and effects thereof, and to collect the debts and property due and belonging to the corporation, with power to prosecute and defend, in the name of the corporation, or otherwise, all such suits as may be necessary or proper for the purposes aforesaid, and to appoint an agent or agents under them, and to do all other acts which might be done by the corporation, if in being, that may be necessary for the final settlement of the unfinished business of the corporation. The powers of the trustee may be continued as long as this Court shall think necessary for the purposes aforesaid.

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IT IS THEREFORE ORDERED, ADJUDGED, AND DECREED:

1. Robert L. Stevens is appointed receiver for EARTH SCIENCE TECH, INC., its assets and liabilities.

2. Mr. Stevens need not post a bond, but shall forthwith file his oath of receiver.

3. Mr. Stevens is hereby given the specific power to:

(a) Take immediate control, to the exclusion of all others, over EARTH SCIENCE TECH, INC. and all of its assets, its subsidiaries, current and historical, including, without limitation, all of EARTH SCIENCE TECH, INC.'s cash, bank and deposit accounts; accounts receivable, notes receivable, and other receivables; business investments and interest, whether legal or equitable, direct or indirect, in other business enterprises; tangible personal property; general intangibles; inventory; investment property; payment intangibles; real property; water rights; claims, causes of action, and choses of action of any kind or nature; instruments, documents, chattel paper, intellectual property, and letter-of-credit rights; and all the company's books and records and other papers including the company's shareholder books and records;

(b) Manage, maintain, protect and preserve the Receivership Property as reasonably necessary to maximize the value and prevent diminution of its value; take possession of all bank and other deposit accounts of EARTH SCIENCE TECH, INC. and its subsidiaries and all funds therein; and open, transfer and change all bank and trade accounts relating to EARTH SCIENCE TECH, INC. and the Receivership Property, so that all such accounts are in the name of Mr. Stevens;

(c) Close EARTH SCIENCE TECH, INC.'S and its subsidiaries' bank accounts and transfer the funds to one or more bank

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accounts at a bank or banks, financial institutions, mutual funds, brokerage institutions or other commercial depositories in the Denver, Colorado metropolitan area selected by Mr. Stevens, in his name;

(d) Collect rents and revenues, income, profits, and other benefits of EARTH SCIENCE TECH, INC. and its subsidiaries for the Receivership Property;

(e) Collect all accounts, accounts receivable, notes receivable, income, profits and proceeds which are part of the Receivership Property or represent proceeds of the Receivership Property; including, as necessary, negotiate and deposit checks into accounts maintained by Mr. Stevens, and, as necessary, to collect and review mail directed to EARTH SCIENCE TECH, INC. and its subsidiaries in order to collect incoming accounts receivable;

(f) Investigate the assets, liabilities and financial situation of EARTH SCIENCE TECH, INC. and its subsidiaries, and report to this court, within ninety (90) days after entry of this Order, regarding the nature of the assets, liabilities and financial situation of the Receivership Property;

(g) Pay or negotiate expenses, bills, taxes, insurance and other legal obligations of EARTH SCIENCE TECH, INC. and its subsidiaries;

(h) Appoint interim management to oversee the operations of the company and to remove any personnel, if required.

(i) Retain legal counsel and to commence, file and maintain legal proceedings to protect the Receivership Property or pursue claims against any individuals or entities that have created harm to EARTH SCIENCE TECH, INC. and its subsidiaries and its creditors and shareholders including filing for relief

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and protection in Federal Bankruptcy Court if deemed to be necessary or advisable;

(j) Retain persons to support his efforts, as necessary, to ensure the continued and proper operation of EARTH SCIENCE TECH, INC.;

(k) Retain a new transfer agent, should it be necessary;

(l) Sell any corporate assets to satisfy judgments against EARTH SCIENCE TECH, INC. and its subsidiaries;

(m) Order dividends, distributions or other such actions to DTC that may be required for dissolution or reorganization of EARTH SCIENCE TECH, INC.;

(n) Do any and all acts necessary and convenient or incidental to the foregoing that the Receiver reasonably deems necessary to manage and preserve the Receivership Property; and

(o) Restore any changes by Defendant Corporation, such as issuance or cancellation of stock, made during the course of this petition prior to resolution.

(p) If in the case of a reorganization, the Receiver is granted authority to:

(i) complete any required corporate action;

(ii) resolve any and all issues revolving around or relating to clearing and settlement with any clearing firm and the Depository Trust and Clearing Corporation (DTCC) including but not limited to initial security deposits and eligibility including DWAC/DRS;

(iii) and assist shareholders in the deposit/clearing/sale of securities.

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4. Upon notice of this Order, EARTH SCIENCE, and all persons in active concert and participation with it, including, without limitation, their current and former officers and directors, managers, employees, members, agents, attorneys, accountants, banks and financial institutions of any kind, the previous, current or future stock transfer agents (currently known as Island Stock Transfer), FINRA, DTCC, contractors, and all who claim under it, be, and the same hereby are, ordered to deliver immediately over to Mr. Stevens or his agents all Receivership Property, endorsed to Mr. Stevens where necessary, and continue to deliver immediately to Mr. Stevens any such property, historical or current, or received at any time in the future and, where necessary or requested, to explain to Mr. Stevens all books, files, and other records relating to the operation, maintenance and management of the Receivership Property including any and all current and historical emails, documents, or business related filings of any kind, and to permit Mr. Stevens the power to prosecute or defend any action to carry out his duties hereunder without interference. Any such person who fails to so act shall be subject to a contempt citation by the Court.

5. Mr. Stevens shall account to the Court for all sums received and expenditures made.

6. Mr. Stevens shall be compensated at the hourly rate of $400.00 for his services hereunder and other professionals retained by the estate will be compensated on an hourly, weekly or project basis. Mr. Stevens's compensation for services under this Order and his reasonable out-of-pocket expenses shall be paid on a monthly or a practical basis. Mr. Stevens shall submit to any counsel for these proceeding itemized billing statements of his professional services and other expenses.

7. The Receivership Estate shall be granted a stay of proceedings against the Defendant Corporation and its subsidiaries as requested in the Petition for the protection of the estate and to prevent interference with its Administration while the company's financial issues are fully analyzed and resolved and until such further time as Mr. Stevens requests or

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the Court vacates the Stay. Requested Leave by any person or entity seeking relief from this "Blanket Stay" shall file the appropriate filings with this Court and shall be heard in this Court.

IT IS SO ORDERED

Dated: 1-10-19

DISTRICT COURT JUDGE SS

ERIC JOHNSON

Respectfully Submitted by:

DUBOWSKY LAW OFFICE, CHTD.

By: amanda vogler-Heaton

Peter Dubowsky, Esq
Nevada Bar No. 4972
Amanda C. Vogler-Heaton, Esq.
Nevada Bar No. 13609
DUBOWSKY LAW OFFICE, CHTD.
300 South Fourth Street
10th Floor – Suite 1020
Las Vegas, Nevada 89101
(702) 360-3500
Fax (702) 360-3515
peter@dubowskylaw.com
amanda@dubowskylaw.com
Attorneys for Plaintiff

CERTIFIED COPY
DOCUMENT ATTACHED IS A
TRUE AND CORRECT COPY
OF THE ORIGINAL ON FILE
CLERK OF THE COURT
JAN 29 2019

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